3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

November 5, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mary Cole, Esq.

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Dear Ms. Cole:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 64 (“PEA 64”) to the Trust’s Registration Statement on Form N-1A. PEA 64 was filed on August 22, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Equinox Aspect Core Diversified Strategy Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus contained in PEA No. 64 with respect to the Fund. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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Boston Washington, D.C. Los Angeles New York Pittsburgh

Detroit Berwyn Harrisburg Orange County Princeton Silicon Valley Wilmington

U.S. Securities and Exchange Commission

November 5, 2014

Prospectus Summary – Fee Table

1.	In the fee table, confirm that “Other Expenses” reflect estimated expenses of its wholly-owned foreign subsidiary (the “Subsidiary”) and any consolidated trading companies? In the response disclose the factors the Fund will consider to determine whether a trading company’s financial statements are consolidated.

Response: Confirmed. “Other Expenses” reflect estimated expenses of the Subsidiary. The Trust acknowledges the Staff’s position regarding consolidation of financial statements when a Fund or its wholly-owned subsidiary holds an economic interest of 50% or more in a pooled investment vehicle including a trading company and, to the extent applicable, the Trust will prepare its financial statements in a manner consistent with such position.

2.	In the fee table, if the Fund sells securities short include a line item disclosing dividend and interest expense on securities sold short.

Response: To the extent the Fund sells securities short, the fee table will include a line item disclosing dividend and interest expense on securities sold short.

Prospectus Summary - Principal Investment Strategies

3.	Clarify whether the term “global” refers to investments in non-U.S. securities only or a combination of non-U.S. and U.S. securities.

Response: The Prospectus has been revised to address the Staff’s comment.

4.	With respect to the wholly-owned foreign subsidiary (the “Subsidiary”) of the Fund, please provide representations that address the following:

(a)	Will the Fund look through the subsidiary regarding industry concentration?

Response: The Fund will look through to the Subsidiary for purposes of measuring industry concentration.

(b)	Will the Registrant consolidate the financial statements of the Subsidiary and the Fund?

Response: The financial statements of the Subsidiary will be consolidated with the Fund’s financial statements.

U.S. Securities and Exchange Commission

November 5, 2014

(c)	Will the Subsidiary’s advisory contract (“Subsidiary Agreement”) comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund’s Board of Trustees?

Response: Section 15 is not applicable to the Subsidiary as it is not a registered investment company; however, the terms of the Subsidiary Agreement are consistent with the requirements for an investment advisory contract set forth in Section 15(a) of the 1940 Act. With respect to approval by the Board of Trustees of the Trust, the Board of Trustees nor any Trustee has a position with the Subsidiary and, accordingly, has no capacity or authority to approve or disapprove the Subsidiary Agreement. The Board of Trustees will receive and review information regarding the Subsidiary including the terms of the Subsidiary Agreement in connection with the start-up of the Fund.

(d)	Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act?

Response: The Subsidiary will comply with Sections 10 and 16 of the 1940 Act to the extent applicable.

(e)	Will the Subsidiary submit to inspection by the Commission? This could be documented in an undertaking in Part C.

Response: The Registrant will include an undertaking in Part C of Post-Effective Amendment No 67 to the Trust’s Registration Statement on Form N-1A to the effect that the Subsidiary will submit to inspection by the Commission.

(f)	Will the subsidiary comply with Section 17(f) and 17(g) of the 1940 Act with respect to its custodial relationships?

Response: Yes.

(g)	Identify the custodian of the Subsidiary in the Fund’s registration statement.

The Statement of Additional Information has been revised to disclose the Subsidiary’s custodian.

5.	Disclose whether the Fund is relying on a private letter ruling from the Internal Revenue Service (“IRS”) related to (i) its use of the Subsidiary for the purpose of investing in commodity-related futures contracts or (ii) or income from investment by the Fund commodity index-linked notes. If the Fund is not relying on a private letter ruling, disclose that fact and the rationale for proceeding without such ruling.

U.S. Securities and Exchange Commission

November 5, 2014

Response: The Registrant has not received a private letter ruling from the IRS related to its use of the Subsidiary or investment in commodity index-linked notes. Due to the significant number of rulings that have been issued in recent years, any uncertainty related to these tax issues appears to be well settled. The Fund includes disclosure regarding its position regarding these matter in its Prospectus under the headings “Subsidiary” and “Tax Risks of Investing in the Fund” and in its SAI under the heading “Subsidiary.”

6.	As a principal investment strategy will the Fund invest in hedge funds (i.e. investment funds excluded from the definition of “investment company” by Sections 3(c)1 and 3(c)7 of the 1940 Act) or enter into swap contracts using a hedge fund as the reference asset “hedge fund swaps”)?

Response: It is not a principal investment strategy of the Fund to invest in hedge funds or hedge fund swaps. While there are no policies specifically limiting the Fund’s investment in hedge fund swaps, the use of such instruments would be subject to the same policies and limitations that apply to the Fund’s use of swap contracts, including the Fund’s policies with respect to asset coverage and illiquid securities.

7.	In your response to the Staff, discuss the material terms of the proposed swap arrangements including: (a) any leverage created by the swap arrangements; (b) any penalty provisions or costs applicable for terminating or closing a swap contract early; (c) any imbedded interest costs; and (d) how the swap positions will be valued, whether the swap contract will be priced daily and whether a consultant will be engaged to assist in pricing the Fund’s swap positions.

Response: The Adviser does not anticipate that the initial portfolio of the Fund will include any swap arrangement. The Fund may utilize cash-settled swap arrangements at some future point in time in order to establish a position in certain markets as a substitute for purchasing futures contracts or futures related instruments that have terms that involve the delivery of the relevant underlying assets. Neither the Adviser nor Sub-Adviser is currently negotiating any such arrangements with potential counterparties. However, the Adviser anticipates that any such arrangements would involve standard market pricing in terms of fees and interest costs and would be valued on a daily basis. The Adviser will “cover” any swap consistent with the provisions of section 18 of the 1940 Act applicable to derivatives, as interpreted by the SEC

U.S. Securities and Exchange Commission

November 5, 2014

and its staff over time. The Adviser does not anticipate that any such arrangement would involve any penalty provisions or costs applicable for terminating or closing a swap contract early. The Adviser may engage a consultant to assist in pricing the Fund’s swap positions should the Fund enter such arrangements in the future.

8.	The principal investment strategy states that the Fund may purchase certain fixed income securities. Disclose the type and, to the extent relevant, the credit quality of the fixed income securities in which the Fund invests and the extent to which the Fund intends to invest in debt securities commonly referred to as “junk bonds.” Revise the Principal Risks as necessary.

Response: The fixed-income securities in which the Fund invests may have any maturity and may include, without limitation, (i) corporate bonds and other corporate debt securities rated in the four highest categories by Standard & Poor’s, Fitch Ratings or Moody’s Investors Service, Inc., (ii) securities issued by the U.S. government and its agencies and instrumentalities, (iii) money market securities and other interest-bearing instruments or (iv) any derivative instrument meant to track the return of any such instrument, and cash. The Fund may buy debt securities for liquidity purposes, to serve as collateral related to other Fund investments, or to seek income. The Fund may also invest, without limitation, in money market funds or other investment companies (such as exchange traded funds) whose assets are comprised primarily of fixed income securities or that seek to track the composition and/or performance of specific fixed income indexes. The Fund will not invest in non-investment grade, high yield or “junk” bonds.

9.	Confirm that the Fund has considered the Staff guidance promulgated in the Letter regarding derivatives dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response: The Funds have considered the Staff guidance regarding derivatives disclosure in the above-referenced letter.

10.	Will the Fund invest entirely in futures contracts?

Response: No. The Fund will initially invest (directly or indirectly) in futures contracts for investment purposes and a fixed income portfolio that is expected to primarily include fixed income securities described above in response to Comment #8.

U.S. Securities and Exchange Commission

November 5, 2014

11.	As appropriate, revise the disclosure regarding the Fund’s principal investment strategies to remove jargon, consistent with “plain English” principles.

Response: The Prospectus has been revised to address the Staff’s comment.

12.	In the “Principal Investment Strategies” section, discuss the Fund’s strategy with respect to leverage, emerging markets and foreign markets since the “Principal Investment Risks” section discloses “leverage risk,” “emerging market risk” and “foreign market risk” as principal risks.

Response: The Prospectus has been revised to address the Staff’s comment.

13.	Will the Fund limit its exposure to a single swap counterparty? Is it possible for a counterparty to be required to pay the Fund more than 25% of its assets?

Response: The Fund would attempt to limit its exposure to any single swap counterparty to a mark to market value not to exceed 5% of the Fund’s assets. It is anticipated that any swap transactions entered into by the Fund or the Subsidiary would provide the investment adviser with the right, in the event the value of a swap contract is equal to or greater than 5% of the notional exposure of the swap contract, to cause the swap counterparty to make a cash payment to the Fund or the Subsidiary, as the case may be, in order to reduce any swap value to an amount below 5% of the notional exposure. While not impossible, it is implausible that a single counterparty would be obligated under any swap transaction discussed herein to pay more than 25% of its assets to the Fund at any given time.

Prospectus Summary – Principal Investment Risks

14.	Under “Credit Risk,” the Fund discusses investment grade securities but does not provide the Fund’s credit quality standards. Disclose the credit quality of the fixed income-securities in which the Fund invests.

Response: The Prospectus has been revised to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

November 5, 2014

15.	Provide risk disclosure with respect to portfolio turnover risk to the extent that it is a principal risk of the Fund.

Response: The Prospectus has been revised to reflect the Staff’s comment.

Prospectus Summary – Portfolio Managers

16.	In the section entitled “Portfolio Managers,” indicate the year that each Portfolio Manager started managing the Fund.

Response: The Prospectus has been revised to reflect the Staff’s comment.

Prospectus – Other Comments

17.	Will the Fund write credit default swaps (i.e., sell insurance)? If so, confirm whether it will cover the notional with liquid securities.

Response: The Fund will not write credit default swaps.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Robert J. Enck, President, Equinox Funds Trust

John M. Ford, Esq.

EXHIBIT A

EQUINOX FUNDS TRUST

1775 SHERMAN STREET

SUITE 2500

DENVER, CO 80203

November 5, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.20549

Attention: Mary Cole, Esq.

Re:	Equinox Funds Trust (the “Trust”) File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

In connection with the Trust’s response to certain oral comments received from the staff of the Commission with respect to Post-Effective Amendment No. 64 to the Trust’s registration statement on Form N-1A filed with the Commission on August 22, 2014 (the “Amendment”), the Trust is providing the following statement, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,

/s/ Robert J. Enck

Robert J. Enck
President

Cc:	John M. Ford, Esq.

    John P. Falco, Esq.